

10035332

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

ANNUAL AUDITED REPORT FORM X-17 a-5 PART III	FACING PAGE Information Required of Broker and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder	SEC FILE NO. 8-51291

REPORT FOR THE PERIOD BEGINNING - 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Hantz Financial Services, Inc.
(a Wholly Owned Subsidiary of
Hantz Group, Inc.)

Official Use Only

Firm ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

24901 Northwestern Hwy, Suite 710
(No. and Street)

Southfield	Michigan	48075
(City)	(State)	(Zip)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Renee Yaroch 248-304-2855
(Area Code – Telephone No)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name – if individual, state last, first, middle name)

Rehmann Robson	5750 New King Street, Suite 200	Troy	MI	48098
	(Number and Street)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

❖ Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).

SEC 1410(1-78)

OATH OR AFFIRMATION

I, Renee Yaroch, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Hantz Financial Services, Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____



Signature

CFO

Title



Notary Public


NICOLE M. NAHODIL
Notary Public, State of Michigan
County of Macomb
My Commission Expires Jul. 09, 2014
Acting in the County of

This report** contains (check all applicable boxes):

[X]	(a)	Facing page.
[X]	(b)	Statement of Financial Condition.
[X]	(c)	Statement of Income (Loss).
[X]	(d)	Statement of Cash Flows.
[X]	(e)	Statement of Changes in Stockholder's Equity or Partners' or Sole Proprietor's Capital.
[ ]	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[X]	(g)	Computation of Net Capital.
[ ]	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[ ]	(i)	Information Relating to the Possession or Control Requirements under Rule 15c3-3.
[ ]	(j)	A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-1. and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3.
[ ]	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[X]	(l)	An Oath or Affirmation.
[X]	(m)	A copy of the SIPC Supplemental Report.
[ ]	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
[X]	(o)	Independent Auditors' Report on Internal Accounting Control.

** *For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*

HANTZ FINANCIAL SERVICES, INC.
(a wholly owned subsidiary of Hantz Group, Inc.)

TABLE OF CONTENTS

Rehmann

5750 New King St., Suite 200
Troy, MI 48098
Ph: 248.952.5000
Fx: 248.952.5750
www.rehmann.com

INDEPENDENT AUDITORS' REPORT

February 23, 2010

Shareholders and Board of Directors
Hantz Financial Services, Inc.
Southfield, Michigan

We have audited the accompanying statement of financial condition of ***Hantz Financial Services, Inc.*** (a wholly owned subsidiary of Hantz Group, Inc.) as of December 31, 2009, and the related statements of income, changes in shareholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ***Hantz Financial Services, Inc.*** as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedule on Page 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



HANTZ FINANCIAL SERVICES, INC.
(a wholly owned subsidiary of Hantz Group, Inc.)

STATEMENT OF FINANCIAL CONDITION

December 31, 2009

ASSETS

Assets	
Cash and cash equivalents	$ 12,773,455
Cash reserved for clearing organizations	111,106
Accounts receivable for marketing support	973,788
Commissions receivable	564,757
Notes receivable	100,757
Deposits	95,046
Deferred income tax asset	980,000
Total assets	**$ 15,598,909**

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities	
Amounts due to clearing organizations	$ 111,057
Accrued compensation	1,259,521
Accounts payable and accrued expenses	101,837
Due to Parent	2,341,647
Total liabilities	**3,814,062**
Commitments and contingencies (Notes 2 and 6)	
Shareholder's equity	
Common stock, no par value; 10,020,000 shares authorized, 1,000 shares issued and outstanding	533,121
Retained earnings	11,251,726
Total sharehholder's equity	**11,784,847**
Total liabilities and shareholder's equity	**$ 15,598,909**

The accompanying notes are an integral part of these financial statements.

HANTZ FINANCIAL SERVICES, INC.
(a wholly owned subsidiary of Hantz Group, Inc.)

STATEMENT OF INCOME

For the Year Ended December 31, 2009

Revenues	
Commissions	$ 34,445,986
Marketing support	3,418,091
Investment and advisory fees	1,299,645
Other	311,199
Total revenues	**39,474,921**
Expenses	
Compensation, commissions and benefits	19,662,840
Management fees	4,698,323
Communications and data processing	1,343,615
Occupancy	1,731,394
Other	2,805,623
Total expenses	**30,241,795**
Operating income	**9,233,126**
Interest income	65,123
Income before allocation in lieu of income taxes	**9,298,249**
Allocation in lieu of income taxes	3,550,000
Net income	**$ 5,748,249**

The accompanying notes are an integral part of these financial statements.

HANTZ FINANCIAL SERVICES, INC.
(a wholly owned subsidiary of Hantz Group, Inc.)

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

For the Year Ended December 31, 2009

	Common Stock		Retained	
	Shares	Amount	Earnings	Total
Balances, January 1, 2009	**1,000**	**$ 533,121**	**$ 15,903,477**	**$ 16,436,598**
Dividends paid to Parent	-	-	(10,400,000)	(10,400,000)
Net income	-	-	5,748,249	5,748,249
Balances, December 31, 2009	**1,000**	**$ 533,121**	**$ 11,251,726**	**$ 11,784,847**

The accompanying notes are an integral part of these financial statements.

HANTZ FINANCIAL SERVICES, INC.
(a wholly owned subsidiary of Hantz Group, Inc.)

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2009

Cash flows from operating activities	
Net income	$ 5,748,249
Adjustment to reconcile net income to net cash provided by operating activities	
Deferred income taxes	(830,000)
Net changes in operating assets and liabilities which (used) provided cash	
Cash reserved for clearing organizations	(28,390)
Trading securities	6,683,350
Accounts receivable for marketing support	(217,125)
Commissions receivable	139,843
Amounts due to clearing organizations	69,309
Accrued compensation	(19,825)
Accounts payable and accrued expenses	(13,521)
Due to parent	283,197
Net cash provided by operating activities	**11,815,087**
Cash flows from investing activities	
Issuance of notes receivable	(1,800)
Collections of notes receivable	40,443
Issuance of notes receivable from affiliates	(1,136)
Net cash provided by investing activities	**37,507**
Cash flows used in financing activities	
Dividends paid to Parent	(10,400,000)
Net increase in cash and cash equivalents	**1,452,594**
Cash and cash equivalents, January 1, 2009	11,320,861
Cash and cash equivalents, December 31, 2009	**$ 12,773,455**

The accompanying notes are an integral part of these financial statements.

1. BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Hantz Financial Services, Inc. (the "Company") is a securities broker-dealer that introduces transactions and accounts on a fully disclosed basis and does not carry customer accounts. The Company is registered with the Securities and Exchange Commission and the Financial Industry Regulatory Authority ("FINRA"). The Company's revenues are primarily generated through the sale of financial products and investment advisory services to individuals and small businesses. Customers of the Company are located predominantly in the states of Michigan and Ohio. The Company is also a licensed mortgage broker.

The Company is a Michigan Corporation that is a wholly owned subsidiary of Hantz Group, Inc. (the "Parent").

Subsequent Events

In preparing these financial statements, we have evaluated, for potential recognition or disclosure, significant events or transactions that occurred during the period subsequent to December 31, 2009, the most recent statement of financial condition presented herein, through February 23, 2010, the issuance date of these financial statements. No significant such events or transactions were identified.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting year. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of demand deposits in banks and cash on hand. The Company holds deposits in major financial institutions in excess of federally insured limits. Management believes interest rate or other financial risks associated with these deposits are not significant.

Cash Reserved for Clearing Organizations

Cash of $111,106 has been segregated in a special bank account for the benefit of customers under rule 15c3-3 of the Securities and Exchange Commission. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities the Company is claiming exemption under K(2)(i) and K(2)(ii) of Rule 15c3-3 of the Securities and Exchange Act of 1934.

Commission and Marketing Support Receivables

Receivables consist primarily of amounts due from commissions and rebates earned from the sale of financial products. All amounts deemed uncollectible are charged against the allowance for doubtful accounts in the year such determination is made. Management did not consider an allowance for doubtful accounts necessary at December 31, 2009.

Securities Transactions

Commission revenue and related expenses on security transactions are recognized on a trade date basis.

Concentrations

The Company's operating philosophy relies extensively, albeit not exclusively, on the use of a limited number of preferred investment and insurance product providers. The Company receives marketing support revenue based on the volume traded through the investment and insurance providers. In 2009, 86% of commission revenue and 94% of marketing support revenue were from four investment companies.

Allocation in Lieu of Income Taxes

The Company is included in the consolidated federal and state income tax returns filed by the Parent. The Company currently has no formal income tax sharing agreement with the Parent and, as such, income taxes have been determined as if the Company files on a separate return basis.

Deferred federal and state income tax assets and liabilities are computed annually for differences between the financial statement and income tax basis of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Deferred income taxes arise from temporary basis differences related to recoverable settlement expenses and deferred payment of certain compensation.

Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the current year tax or benefit plus or minus the change during the year in deferred tax assets and liabilities.

In July 2006, the Financial Accounting Standards Board ("FASB") issued a new standard related to ASC Topic 740, *Accounting for Uncertainty in Income Taxes*. ASC Topic 740 seeks to reduce the significant diversity in practice associated with financial statement recognition of measurement in accounting for income taxes and prescribes a minimum threshold and measurement attribute for disclosures of tax positions previously taken or expected to be taken on an income tax return, in order for those tax positions to be recognized in a company's financial statements. The Company adopted the provisions of ASC Topic 740 on January 1, 2009 and, accordingly, analyzed its filing positions in the federal and state jurisdictions where it is required to file income tax returns, as well as all open tax years in these jurisdictions. The Company has also elected to treat interest and penalties attributable to income taxes as a component of its operating expenses. The adoption of ASC Topic 740 has no significant impact on the Company's financial statements.

2. RELATED PARTY TRANSACTIONS

The Parent provides accounting, administrative and managerial services to the Company. Amounts charged for these services by the Parent results from an allocation of budgeted costs based on the percentage of budgeted revenue of the Company in relation to the budgeted revenues generated by other subsidiaries. The cost allocated for these services was $4,698,323 during 2009. In addition, software utilized for processing securities transactions was developed for the Company by Hantz Technology, L.L.C., in which the Parent is the sole member. The Company leases this software along with hardware and maintenance support, on a month-to-month basis, from Hantz Technology, L.L.C. Total rental expense incurred in connection with the lease was $1,185,504 during 2009. The Company also leases office space under various operating leases with its Parent who in turn leases these facilities from unrelated third parties. Net rental expense on operating leases was $1,731,394 in 2009.

While the Parent believes the allocation method of all of these costs is practical and reasonable under the circumstances, it is not necessarily contemplated that costs ultimately charged to the Company are representative of the costs the Company would incur in conducting its business if it operated on a stand-alone basis.

The following is a schedule of annual future minimum lease payments required under operating leases with initial or remaining noncancelable lease terms in excess of one year as of December 31, 2009:

Year Ending December 31	Non-Cancelable Operating Leases
2010	$ 1,394,337
2011	1,045,270
2012	553,814
2013	32,331
Total minimum payments due	**$ 3,025,752**

The Company earned commissions from affiliated entities for the placement of mortgages and insurance products. In 2009, the Company earned approximately $1,240,000 in commission revenue for these services.

Amounts due to Parent represent amounts owed to the Parent primarily for the Company's portion of income tax due. No interest is charged on these advances and the amounts are due on demand. The Company expects to pay these amounts within the next twelve months.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital in an amount which is the greater of $50,000 or 6.7% of aggregate indebtedness ($246,867) at December 31, 2009, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, the Company had net capital of $9,618,240, which was $9,371,373 in excess of the required amount of net capital. The Company's net capital ratio was 0.39 to 1.

4. EMPLOYEE BENEFIT PLAN

The Company maintains a deferred compensation retirement plan qualified under Section 401(k) of the Internal Revenue Code. Under this plan, eligible employees are permitted to contribute a portion of gross compensation into the retirement plan up to the maximum

determined by the Internal Revenue Code. Matching contributions to the plan are determined annually at the discretion of the Board of Directors.

The Company did not make any matching contributions in 2009.

5. ALLOCATION IN LIEU OF INCOME TAXES

The allocation in lieu of income taxes consists of the following components for the year ended December 31, 2009.

Current taxes	
Federal	$3,630,000
State	750,000
Total current tax	4,380,000
Deferred taxes	
Federal	(705,000)
State	(125,000)
Total deferred taxes	(830,000)
Allocation in lieu of income taxes	**$3,550,000**

The components of the deferred income tax asset are related to the following temporary differences as follows at December 31, 2009:

Deferred tax assets	
Accrued expenses	$ 140,000
Recoverable settlement expenses	840,000
Total deferred tax assets	**$ 980,000**

The Company has evaluated the provisions of ASC Topic 740, *Accounting for Uncertainty in Income Taxes.* The evaluation was performed for the years 2006 through 2009, the years which remain subject to examination by major tax jurisdiction as of December 31, 2009. The Company concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company does not expect the total amount of unrecognized tax benefits ("UTB") (e.g. tax deductions, exclusions, or credits claimed or expected to be claimed) to significantly

increase in the next twelve months. The Company does not have any amounts accrued for interest and penalties related to UTBs at December 31, 2009, and it is not aware of any claims for such amounts by federal or state income tax authorities.

6. CONTINGENCIES

From time to time, the Company is party to various litigation and other claims arising in the normal course of business. Management believes that the ultimate resolution of these matters will not have a material adverse effect on the Company's financial position, results of operations or cash flows.

* * * * *

SUPPLEMENTARY SCHEDULE

HANTZ FINANCIAL SERVICES, INC.
(a wholly owned subsidiary of Hantz Group, Inc.)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2009

Net capital	
Total shareholder's equity	$ 11,784,847
Deductions	
Non-allowable assets	
Commissions and marketing support receivable	1,085,849
Notes receivable	100,758
Deferred income tax asset	980,000
Total deductions	**2,166,607**
Net capital	**$ 9,618,240**
Aggregate indebtedness	
Items included in statement of financial condition	
Accrued compensation	$ 1,259,521
Accounts payable and accrued expenses	101,837
Due to Parent	2,341,647
Total aggregate indebtedness	**$ 3,703,005**
Computation of basic net capital requirement	
Minimum dollar net capital requirement	$ 246,867
Excess net capital	$ 9,371,373
Excess net capital at 1000%	$ 9,247,940
Ratio of aggregate indebtedness to net capital	38.5%
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2009)	
Net capital, as reported in Company's Part II (unaudited) FOCUS	$ 10,357,691
Audit adjustments to record increase in federal and state taxes	(739,451)
Net capital, per above	**$ 9,618,240**

Rehmann

5750 New King St., Suite 200
Troy, MI 48098
Ph: 248.952.5000
Fx: 248.952.5750
www.rehmann.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

February 23, 2010

Shareholder and Board of Directors
Hantz Financial Services, Inc.
Southfield, Michigan

In planning and performing our audit of the financial statements and supplemental schedule of ***Hantz Financial Services, Inc.*** (the "Company") (a wholly owned subsidiary of Hantz Group, Inc.) for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered its internal control over financial reporting, including control activities for safeguarding securities, as a basis for designating our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented ore detected by the entities internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not indentify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority ("FINRA"), and any other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rehmann Robson

Rehmann

5750 New King St., Suite 200
Troy, MI 48098
Ph: 248.952.5000
Fx: 248.952.5750
www.rehmann.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

February 23, 2010

Shareholder and Board of Directors
Hantz Financial Services, Inc.
Southfield, Michigan

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [(Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2009, which were agreed to by Hantz Financial Services, Inc. and the Securities and Exchange commission, financial Industry Regulatory Authority, Inc. SIPC, solely to assist you and the other specified parties in evaluating Hantz Financial Services, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Hantz Financial Services, Inc.'s management is responsible for the Hantz Financial Services, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries recorded in the general ledger for the year ended December 31, 2009, noting no differences;

2. Compared the amounts reported on the audited Form X-17A for the year ended December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2009, noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedule which consisted of a statement of income for the period April 1, 2009 through December 31, 2009, noting that marketing support revenue was deducted from revenue in full. A portion of this revenue is derived from the sale of fixed annuities and should be included as part of the assessment. We have estimated an additional assessment of approximately $1,711. This amount was paid subsequent to year end on an amended Form SIPC-7T;

4. Proved the arithmetical accuracy of the calculations reflected in form SIPC-7T and in the related schedules and working papers which consisted of a statement of income for the period April 1, 2009 through December 31, 2009, supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



HANTZ FINANCIAL SERVICES, INC.

(a wholly owned subsidiary of Hantz Group, Inc.)

Southfield, Michigan

FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION
AND
INDEPENDENT AUDITORS' REPORT
ON INTERNAL CONTROL
IN ACCORDANCE WITH RULE 17a-5

For the Year Ended December 31, 2009

Rehmann

Business wisdom delivered.

HANTZ FINANCIAL SERVICES, INC.

(a wholly owned subsidiary of Hantz Group, Inc.)
Southfield, Michigan

FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION
AND
INDEPENDENT AUDITORS' REPORT
ON INTERNAL CONTROL
IN ACCORDANCE WITH RULE 17a-5

For the Year Ended December 31, 2009